

SOUTHERN COOKING MEANS MORE THAN JUST DELICIOUS FOOD, GREAT SERVICE, AND GRACIOUS HOSPITALITY – IT MEANS A COMMITMENT TO OUR COMMUNITIES.

Company's Description

Company Name:	BEAU Hospitality Group LLC
Founder/CEO:	Ileana Acosta and Vincent Walton
Legal Status:	Limited Liability Company (LLC)
Location:	Miami, Florida
Website:	www.beaueatery.com

RESTAURANT BUSINESS PLAN

Miami, Florida

Confidentiality Agreement

Non-Disclosure and Confidentiality Agreement

This Business Plan is confidential and contains proprietary information. The information contained herein may not be disseminated to a third party without the express written permission of Ileana Acosta and Vincent Walton Founders of BEAU Eatery. Facts and data may be subject to change and is provided for informational purposes only. It is furnished solely to the person (s) whose name appears below. Copy or duplication of the plan or any part of the plan in any manner whatsoever is forbidden. This plan should not be furnished to anyone other than the person (s) whose name appears below. The undersigned (Recipient) hereby agrees that any information contained within this plan is confidential and will not be disclosed to any individual or entity without prior written consent. All information shall remain the property of Ileana Acosta and Vincent Walton.

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BUSINESS OVERVIEW

BEAU Eatery is a restaurant that serves authentic, delicious, hearty Southern cooking to the diverse cultural community in the demographic of Midtown/Wynwood, Miami, Florida. BEAU Eatery offers a wide array of high-quality food that includes fresh, hearty dishes with moderate pricing in a casual atmosphere. The primary focus of BEAU Eatery is to serve food with ingredients that are clean and locally sourced and that fuel and invigorate the changing lifestyle of the growing community.

The primary objective of BEAU Eatery is to capitalize upon the increasing demand for high quality, good tasting, healthy food in addition to improving on sales and profits while gaining a competitive advantage. BEAU Eatery intends to utilize an approach that delivers the highest quality eatery that includes innovation and resourcefulness.

BEAU Eatery will be promoted as a casual dining experience that is designed to appeal to diverse cultures by creating an amplified atmosphere of trendiness. As millennial move in and move up in the world, new and alternative hipster hangouts are essential towards building the community. Millennial will be attracted to the eatery for the simple reason that food is fresh, delicious, affordable and new to the city. Not surprisingly, Beau Eatery will appeal to older generations as well, especially to those who enjoy new trends.

BEAU Eatery will cater to all consumers by providing each customer with an outstanding experience suited to all who take part in the eatery, down to the minutest detail. Due to the many years of experience in the restaurant and hospitality industry, the founders of BEAU Eatery, Ileana Acosta and Vince Walton have a high level of expertise in providing exquisite food and outstanding services. **Please see bio of owners further along in the plan.** Regardless of the consistent changes in the restaurant sphere, the paramount goal of BEAU Eatery will assure that customers are provided with the wanted food and services they deserve through quality, efficiency and customer-focused service.

Based on BEAU Eatery's integrity, professionalism and innovation, one of the key factors of conducting business is 100% customer satisfaction. BEAU Eatery will ensure the highest standards of quality services at all times making sure to meet and exceed the customer's expectations. To fulfill those needs, BEAU Eatery will unwaveringly apply the finest approach to draw in and offer services that are tailored and designed to meet the customer's needs. Up-to-the-minute and workable restaurant priorities will be laid down as elementary prerequisites for all employees and will be easily implemented for the company's success and growth.

In support of BEAU Eatery's efforts, digital methods as well as conventional strategies will be implemented in reaching the target audience. Social media platforms will be fully utilized and search engine optimization will be leveraged influentially. Consumers will have the ability to view delightful culinary meals on social media platforms, as the eatery will share beautifully designed food with enticing menus. This concept is about good food and culinary innovation and is setting a trend in a marketplace that has a serious need to connect past Southern traditions to future generations.

BUSINESS MODEL

It has long been a fundamental business principle that when a service is of high quality and regarded as something both wanted and needed by the consumer and it is easily accessible and reasonably priced, consumers will utilize the services and will share the news with others. It is therefore unmistakable that the business model for BEAU Eatery has been clearly articulated, as the owners of BEAU Eatery, Ileana Acosta and Vincent Walton define each detail from how it will compete, how it will use its resources, how it structures its management, how it plans to sustain itself, the profits it plans to generate and how it intends to market the eatery. The founders of BEAU Eatery believe it has cornered an edge by appealing to a demographic that is ready for innovative food and services.

The success and growth of any business largely depends upon a viable business model and feasible operational methods, which have carefully been implemented in the BEAU Eatery plan. The role and importance of a fully functioning and successful restaurant requires exceptional expertise, capability and proficiency all of which are fulfilled in BEAU Eatery's business model.   The BEAU Eatery business model is based on operational proficiency that takes into account a great tasting menu that supports the Midtown/Wynwood community. Primarily, the BEAU Eatery business model has made it possible for the assimilation of three points of distribution from one kitchen making the business model extremely compelling. The well-equipped kitchen of BEAU Eatery will prepare meals for take-out, dine-in or catering events. This model will be achieved by working with local suppliers and artists.

The business model of BEAU Eatery is founded on the idea of leveraging the restaurant's landscape and innovative nature by serving the community delicious, hearty Southern meals, thereby taking in significant revenue. The revenue stream will be primarily achieved due to the experience and skill of the owners and their exceptional proficiency in the restaurant, marketing and hospitality industry. BEAU Eatery is highly cognizant of the tremendous market opportunities for a food service of this nature and is therefore encouraged to apply an innovative and unique service with a distinct advantage for the customer. Once introducing this well-thought out eatery concept, the owners are confident that customers will embrace the concept and service and enthusiastically share their experience with others.

BEAU Eatery will cater to customers by providing outstanding and healthy food to suit the needs of customers. The menu will include a variety of barbeque, cornbread, and gumbo while keeping prices affordable. Under the tutelage and leadership of a determined and united team of management, expertly led by progressive and open-minded individuals, the dedication of owners Ileana Acosta and Vincent Walton is very clear. To their way of thinking, the most important aspect of BEAU Eatery is a passionate commitment to fulfilling the needs of customers and doing everything possible towards reaching their goals of a hugely successful eatery.

CONCEPT

The BEAU Eatery will obtain a space with both indoor and outdoor seating incorporating a casual, yet trending design.








MENU

BEAU Eatery's menu will feature a selection of traditionally inspired Southern cuisine. To enlighten those who may not know about delicious Southern cuisine, it began during the time of grand plantation homes and feasts of barbeque, cornbread, and gumbo. Without the influence of slavery, the South would not have cultivated a distinct food culture.

Southern cuisine is a blending of the culinary traditions and ingredients of three primary groups: Native Americans, immigrants from the British Isles, and West and Central Africa. This "blend" has resulted in a "core" cuisine in the South that one can find from Virginia to Texas.

At its core, Southern food is rooted in local and imported ingredients, necessity and frugality. A medley of cultural influences from around the world has helped make Southern food what it is today.

For beverages, handcrafted southern inspired cocktails, domestic and imported beer as well as basic soft drinks will provide customers with a wide range of choices. In addition, a partnership with local breweries will give customers a unique tasting experience.



BEAU
EATERY

STARTER

Southern Salmon Croquettes	$16
fresh salmon patties topped with lemon-caper sauce	
Southern Fried Wings	$13
served with house made blue cheese	
Spicy Popcorn Okra	$12
crunchy nuggets of okra served with a spicy sauce	
Deviled Egg	$11
egg filled w/ spicy mustard filling	
Honey Butter Biscuits	$10
topped w/ warm honey butter	
Crispy Brussel Sprouts	$13
roasted with maple and bacon	

FROM LAND & SEA

Southern Fried Chicken	$28
served with Red Velvet Waffle and cream cheese syrup	
Cajun Blackened Catfish	$25
topped mango avocado salsa and your choice of two sides	
Fried Chicken Sandwich	$18
served with slaw and spicy mayo	
Smoked BBQ Ribs	$29
served with two sides of your choice	
BBQ Brisket	$26
served with two sides of your choice	
Vegan Gumbo	$18
served with rice and homemade cornbread	
Shrimp, Lobster & Grits	$34
Jumbo shrimp and Lobster sauteed with diced applewood-smoked bacon, over homemade grits with Gruyere cheese	

SIDES

Homemade Cornbread	$10	**Red Beans & Rice**	$10
Classic Mac & Cheese	$10	**Potato Salad**	$10
(lobster +$9)		**Baked beans**	$10
Sauteed Collard Greens	$10		

GOTTA HAVE SWEETS

Banana Pudding	$10
served freshly sliced bananas & crunchy vanilla wafers	
Peach Cobbler	$10
served warm with homemade vanilla bean ice cream	
Pie à la Mode	$10
served with homemade vanilla bean ice cream and caramel	
Seven-Up Pound Cake	$10
topped with vanilla glaze and served with homemade vanilla bean ice cream	
Classic Southern Sweet Potato Pie	$10
topped with whipped cream and cinnamon	
Red Velvet Cake	$10
w/ cream cheese frosting	
Milk & Cookies	$10
served warm with spiked milk	
Death by Chocolate	$10
served with homemade vanilla bean ice cream	

FROM THE GARDEN

Loaded Iceberg Wedge	$15
Topped w/ Smoked Bacon, Tomato, Cucumber, Radish, and homemade Spicy Blue Cheese Dressing	
Mojito Blueberry & Watermelon Salad	$13
Infused w/ rum, lime, and mint	
Mixed Green Salad	$12
Carrots, radish's, red onion, cherry tomato w/ house dressing	

COFFEE

Batch (12oz)	$3.00	**Latte**	$4.75
Espresso, americano	$3.25	**Hot chocolate**	$4.00
Iced coffee	$3.50	**Add extra shot**	$1.50
Macchiato	$3.75	**Add chaga antioxidant powder**	$4.50
Cortado	$4.00	**Add iced, almond or oat milk**	$0.50
Flat white, cappuccino	$4.25		

COCKTAILS

Old Fashion Passion!	$18	**A tipsy berry**	$14	**Peach Mojito**	$14
bourbon, Passion fruit syrup, angostura bitters		whiskey, raspberries, cranberry juice, mint		Rum, peach schnapps, mint	
Wheels Up	$16	**Orange Boston Sour**	$14	**Drunk Marry**	$16
whiskey, Maraschino liqueur, lime juice hot chili pepper		Whiskey, egg white, angostura		Tequila, tomato juice, tabasco, basil	
Wake up! You are Drunk	$16	**For Bitter Days**		**Blue Lagoon**	$18
bourbon, amaretto, espresso, almond milk		Cinnamon whiskey, apple juice, maple syrup			
Strawberry Lime Refresher		**A Spicy Bee**	$18		
whiskey, strawberries, lime		Gin, lemon, lime, ginger, honey, mint			

WELLNESS

Chai latte	$5
Matcha latte	$5
Golden turmeric latte	$5

TEA - $3.25

English breakfast, earl grey, sencha green, lemongrass, chamomile, peppermint iced black, iced berry | 3.50

JUICE - $4

Orange, pineapple, cranberry, apple or mango

BIOS OF BEAU EATERY FOUNDERS/CEO'S

BEAU Eatery and its founders/owners Ileana Acosta and Vincent Walton have spearheaded a unique Southern-Style Cuisine restaurant complete with an authentic location for consumers seeking true family-vibe hospitality. The founders have created a concept where customers will indulge in the highest quality of traditional dishes along with crafted southern cocktails that offer a gratifying twist.

Developed and designed with a foundation of family morals, passion, and devotion towards making the world a more BEAUtiful place, Ileana and Vincent are unifying people throughout their community with savory, appetizing and unique meals. Both entrepreneurs are excited to leverage their experiences as a way of raising the bar within the Miami community. The guiding factors of Ileana and Vincent are their high principles and integrity. In support of their endeavors, they remain true to themselves and their aspirations, plan carefully for success, build enduring and meaningful relationships, communicate with clarity and professionalism, cultivate a winning culture and continue to explore innovation and creativity.

Ileana Acosta has over 17 years of experience in the sales and marketing arena and is skilled in developing powerful brands across diverse platforms. One of the areas of strength is shifting market share and managing a successful team. Ileana does not only create strong relationship, but utilizes strategic sales techniques that consistently outperform the competitive set. She has a passion for cooking and exploring new foods but she additionally takes great pride in sharing her extraordinary food related skills with others. Besides teaching her 8-year-old daughter how to cook, her love for food has positioned her as a guest on the Food Network where she has worked alongside a celebrity chef.

Vincent Walton is a leading professional that has demonstrated his entrepreneurial mindset and passion for food by successfully opening and operating six restaurants throughout the USA. Prior to opening restaurants, he served as a General Manager for three hotels and has played a significant role in overseeing all six restaurant outlets. Moreover, he has a deeply rooted understanding of the entire hospitality arena, which takes into account the importance of catering to consumers.

Together, the vision of Ileana and Vincent's goal is to be known as the top restaurant in the Miami area by serving outstanding, innovative food and providing a quality of service unlike any other through delicious Southern dishes in a unique environment. Their commitment along with their strong industry knowledge and high credibility brings consumers the 5-star treatment and meal preparation they deserve. Ileana and Vincent look forward to building a wonderfully warm, Southern-inspired community for years to come.

MARKETING STRATEGY

The goal of any food eatery is to be successful, which requires a large customer base to include consistently increased patronage and rapid business growth. It is the ultimate goal of BEAU Eatery to run a business that not only succeeds in revenue and size but also has a landmark impact both locally and nationally.

Paramount to the success of BEAU Eatery is its marketing strategies, which will prove to boost business publicity and awareness. These strategies will be carried out to ensure the necessary awareness and advertisement is achieved for BEAU Eatery both throughout the community and beyond. At the start, digital methods as well as conventional strategies will be implemented in reaching the target audience. Social media platforms will be fully utilized. Furthermore, a website has been created and search engine optimization will be fully leveraged.

As such, the overall promotional and marketing objective of BEAU Eatery is to position itself as a market leader. This will be achieved by increasing company awareness and brand name recognition in Miami, Florida. In support of its objectives, BEAU Eatery has collected a great deal of market research to help create a long-term marketing plan. In addition, the business savvy and success of founders Ileana Acosta and Vincent Walton leaves no doubt that with the proposed marketing implementations, the eatery will continue to grow, thereby fully penetrating the intended target market.

Extensively utilized will be word-of-mouth advertisement and interacting with individuals such as friends and family that promote awareness of the eatery. Additionally, there will be active involvement in local events, parties and other activities that can promote the eatery. In addition to leveraging digital marketing and social media, creative content, stories and testimonials will flood facebook, twitter, instagram, etc. A professional business writer has been commissioned to help in the writing of various forms of business/promotional material and ad copies including web site content, proposals, press releases, letters, etc. Advertisements will be placed in trade publications, magazines, cable TV and radio. Press Releases will be posted regularly through press release distribution companies and focused on the target audience. Appearances by founders throughout local community functions including Chamber of Commerce, food groups, networking meetings and related organizations are being planned.

To ensure that a strong presence is built up quickly, BEAU Eatery will incorporate a marketing strategy that will develop interest by communicating exactly what it intends. Initially momentum will be built by sending out mailers being forwarded to an already established direct mailing list of potential clientele. Food magazines already targeted for advertisements will be included.

To encapsulate, it is unmistakable that the market opportunities for BEAU Eatery is highly evident, making it likely that the eatery will attract a large target market that is eager and ready for its services. BEAU Eatery and its principal owners firmly believe that through the implementation of an effective and advanced marketing strategy, BEAU Eatery will soar to great heights.

GOALS AND OBJECTIVES

Clearly and unmistakably for a business to succeed, especially in the food industry, specific goals and objectives must be set and met at the start. In brief, a critical success factor that is pertinent to the growth of BEAU Eatery is the number of customers it is able to attract. The effort of BEAU Eatery will be on increasing and improving the customer base, which will determine the success of the business. To reach this goal, BEAU Eatery and its founders have set the following goals for the first three years of its business.

Initially and in an effort to earn and maintain an impeccable image, BEAU Eatery will always look for innovative and creative methods that improve its services. The level of commitment of the owners and their innovative eatery is unshakeable. In its pursuit towards satisfying customers, new approaches and methods that deliver quality food and outstanding services at reasonable costs are the primary goal. BEAU Eatery intends to generate substantially significant revenue by the end of the first year of operation. In addition, it intends to produce a positive return on investment (ROI) by the end of the second year in addition to acquiring 25% market share in the Midtown/Wynwood region within year two. It also plans to capture a large percentage of Miami, Florida by the end of the third year.

By promoting and enhancing the eatery through premium, quality food and services, the overall goal of BEAU Eatery is to maintain steady growth in sales volume that will sustain the business long term. This will be achieved by positioning BEAU Eatery as a local company with strong ties to the community. Furthermore, the eatery will be thought of as the eatery of the highest standard food quality and service and will be perceived as the cleanest, most approachable and respected restaurant in Midtown Wynwood. It will be tagged with excellence and quality and gain a reputation of 95% satisfaction. Ultimately, BEAU Eatery will expand to other communities in the Florida market within the first three years and will achieve a payback on investment within five years.

BEAU Eatery owners realize that undertaking such an enterprise requires considerable professionalism. To that end, owners of BEAU Eatery aim to continue updating knowledge of the industry with the latest and most profitable techniques and ideas all compliant with local and international industry standards. The owners plan to adopt a flawless level of communication with all customers, which will enable the highest business transactions. Based on the experience and skills of the owners, it is a foregone conclusion that BEAU Eatery will set a pace in the food industry that will surpass all expectations. By continually measuring, monitoring and evaluating marketing metrics and loyalty programs, BEAU Eatery will permanently incorporate improvements and refine processes where needed.

COMPETITION

While the restaurant industry in the Miami, Florida area has a number of competitors, BEAU Eatery wholeheartedly believes that because of its innovation, creative concept and highly qualified experience, it can position itself in the forefront of the food market. With the proper marketing along with the already established interest in the product and the company; BEAU Eatery can easily position itself in the forefront of the market within the first year. It is during the first year that BEAU Eatery will capture the attention of its target market as this target market is the key to residual income. BEAU Eatery and its founders have every confidence that BEAU Eatery will reach its intended objectives by penetrating the market thus setting a goal to capitalize on the immense popularity and marketability of its eatery.

While the eateries currently in existence are considered competitors primarily because they are established, BEAU Eatery is not concerned with so-called competition, as the eatery believes its capability to provide premium quality and healthy innovative Southern food will make the difference. It is without a shadow of a doubt that word-of-mouth recommendations will generate new business.

Since BEAU Eatery is determined to maintain a high level of operational standards, flow with market trends, stay-up-to date with trends and stay abreast of the latest developments in the food arena, it will continue to improve its services on all fronts in the industry. As it is the mission of BEAU Eatery to provide its target base with a unique food experience in a relaxing, comfortable and pleasing environment, the ultimate goal is to showcase quality, delicious, well-presented food and cutting-edge services that outshine any competition. By providing top-notch exclusive service in addition to accommodating functions and parties with food for 25 people or more, BEAU Eatery will generate a buzz once customers visit the eatery, thereby beating out any competition. Based on a great deal of research, the primary key to success is getting greater exposure, which BEAU Eatery has every confidence will be achieved.

No other eatery in the community offers the same type of food; therefore, BEAU Eatery feels that there is no direct competition. Consequently, during the initial stages of promoting the eatery, the arrival of a new idea will certainly draw others into competition; however, based on the reputation of the founders and their long-standing business knowledge and expertise, BEAU Eatery feels secure in its ability to offer products and services at the highest level possible making it more difficult to penetrate BEAU Eatery's strategy.

In concluding the competition section, BEAU Eatery believes that no restaurant on the market will come close to or compare with BEAU Eatery. Founders are confident that with their awareness, understanding, knowledge and expertise in the food market, their eatery will stay far ahead of any competition. As such, not only will BEAU Eatery offer an outstanding eatery, but the owners will also offer outstanding service, integrity and love of Southern food. This puts BEAU Eatery at a competitive advantage as this specific type of product has thus far not been created in the community and potentially promises to be the next wave of convenient, yet hearty delicious food.

MANAGEMENT STRUCTURE

Having the right business management structure in place is essential to the success of a business. To that end, the owners of BEAU Eatery, Ileana Acosta and Vince Walton have a strict management plan in place that will ensure that BEAU Eatery remains true to its core values, mission and vision. To that end, BEAU Eatery will appoint highly competent professionals as part of the eatery's management team. Each team member will bring a skill set that contributes to the bottom line of the eatery as they must be knowledgeable, diligent, conscientious and hardworking. The management team will consist of an Executive Chef, and an Assistant Manager who will be under the direction of owners Ileana Acosta and Vincent Walton.

Guided by a team of experienced management staff with years of experience in the food industry, the management team will be tasked with different responsibilities and will make key decisions alongside the owners. Some key management staff may fill more than one role, which will be clearly defined during the hiring process. Owners will be tasked with specific roles and responsibilities beginning with determining the direction of the eatery. Only the owners will sign documents related to the business, cross check the effectiveness of the sales and marketing plan, identify problems, make decisions and evaluate the results. In addition, owners will develop a monthly sales plan, organize meetings, prepare materials related to the eatery, implement company policies, develop strategic plans and oversee and maintain an effective management team.

Given that BEAU Eatery's philosophy will be laser focused on the customer, the management team must be committed to the highest customer-oriented standards possible. All staff hired will identify with the goals and objectives of BEAU Eatery and will be familiar with what it takes to help grow the eatery from its inception to its future expansion. Management staff will also have the expertise required to bring the eatery to a standard that is envied by competitors.

MARKET RESEARCH & ANALYSIS

Given that restaurants are an essential part of society, no matter where one travels; there are various types of businesses that sell food, drinks and desserts whether in a casual environment, food trucks, or more formal environments. After conducting a great deal of research and analysis of the food services industry, it is very clear that digital technology is now and will continue to be a key communication tool for attracting customers. The reason behind digital technology being so essential is because it allows food service companies to communicate with and understand their customers. As such, social media sites such as Facebook and Twitter will continue to give eateries a way to communicate with customers. Search engine optimization will also provide the tools for attracting customers.

Since more and more people are searching online for food options, it allows a restaurant to uncover the wants and needs of their customers and their food choices. Based on this research, it is critically important for restaurants to utilize and encourage customers to share pictures, experiences, customer opinions and recommendations to increase consumer engagement. In brief, social media and online communication has the potential to either impair or improve an eateries standing in the community. Furthermore, using mobile applications allows consumers to become cognizant of the various restaurants in any particular area, which can greatly enhance an eatery's ability to attract their target audience.

LOCATION

BEAU Eatery will negotiate to lease a 2000 – 2500 square foot location in Miami, Florida, in close proximity to affluent neighborhoods of Design District/Wynwood. The optimum space will have previously been used as a restaurant space and will comply with the necessary electrical, plumbing, and HVAC requirements.

Design District/Wynwood is an eclectic district in the urban core of Miami, Florida. Because the restaurant aims to be inspired by the neighborhood artistry, BEAU Eatery will have murals to blend with the art and the known culture of the community. Beyond the art, the neighborhood is fast becoming a center of creativity, an art district, a cultural center, a hub for galleries and a mixture and fusion of delightful cuisine and music.

Before its emergence, Design District/Wynwood was merely a collection of dilapidated warehouses, shuttered stores and remnants from the old garment district. The façade of the neighborhood has been converted into giant canvases for well-known and famous street artists. Some of the splashy and sensational murals are still the major draw to the Wynwood Art District.


MIAMI DESIGN DISTRICT
AIRPORT EXPRESSWAY
JULIA TUTTLE CAUSEWAY
Sunset Harbor
Wynwood
I-95 EXPRESS
VENETIAN WAY
LINCOLN RD
MACARTHUR CAUSEWAY
OCEAN DRIVE
Downtown
SOUTH BEACH
BRICKELL
SOUTH DIXIE HIGHWAY
1 2 3
MILES

OPENING EXPENSES


Total Opening Costs - $742,500
Front House Build out
Back House Build out
Operating Supplies and Equipment
Marketing
$42,000.00
$15,500.00
$50,000.00
$635,000.00
Back of House Build - $50,000
Construction, $50,000
Front House Build Out - $635,000
Rental, $50,000
Construction/Rehab, $150,000
FF&E, $75,000
BOH , $125,000
Sound (design, equipment, install), $10,000
Lighting (design, equipment, install), $10,000
Interior Design , $15,000
Architecture, $15,000
Engineering, $15,000
Fees (legal/permit), $10,000
Surveillance System, $10,000
Liquor License, $150,000

Build Out	Cost
Rental	$ 50,000.00
FOH Construction/Rehab	$ 150,000.00
BOH Construction/Rehan	$ 50,000.00
FF&E	$ 75,000.00
BOH Equipment	$ 125,000.00
Sound (design, equipment, install)	$ 10,000.00
Lighting (design, equipment, install)	$ 10,000.00
Interior Design	$ 15,000.00
Architecture	$ 15,000.00
Engineering	$ 15,000.00
Fees (legal/permit)	$ 10,000.00
Surveillance System	$ 10,000.00
Liquor License	$ 150,000.00
Total Front House Build out	**$685,000.00**

Operating Supplies	Cost
Point of Sale	$2,500.00
Glassware	$1,000.00
Kitchen Supplies	$2,500.00
Bar Supplies	$2,500.00
Office Supplies	$5,000.00
Opening Liquor Order	$8,000.00
Opening Food Inventory	$12,000.00
Opening Dry Goods	$2,500.00
Plates, knifes, forks, etc.	$6,000.00
Total OS&E	**$42,000.00**

Marketing	Cost
Website Construction	$ 2,500.00
Marketing	$ 10,000.00
Menu Testing, Service Testing	$ 3,000.00
Total Marketing	**$ 15,500.00**

ESTIMATED OPENING EXPENSES

	Month 1	%	Month 2	%	Month 3	%	Month 4	%	Month 5	%	Month 6	%
COVERS BY MEAL PERIOD												
Lunch	575		575		750		750		750		750	
Dinner	1,075		1,075		1,500		3,000		3,000		1,500	
TOTAL	**1,650**		**1,650**		**2,250**		**3,750**		**3,750**		**2,250**	
AVERGAGE CHECK BY MEAL PERIOD												
Lunch	$ 37.00		$ 37.00		$ 37.00		$ 37.00		$ 37.00		$ 37.00	
Dinner	$ 55.00		$ 55.00		$ 55.00		$ 55.00		$ 55.00		$ 55.00	
TOTAL	**$ 92.00**		**$ 92.00**		**$ 92.00**		**$ 92.00**		**$ 92.00**		**$ 92.00**	
SALES												
Liquor Revenue	$ 27,324.00	18%	$ 27,324.00	18%	$ 37,260.00	18%	$ 62,100.00	18%	$ 62,100.00	18%	$ 37,260.00	18%
Wine Revenue	$ 9,108.00	6%	$ 9,108.00	6%	$ 12,420.00	6%	$ 20,700.00	6%	$ 20,700.00	6%	$ 12,420.00	6%
Beer Revenue	$ 16,698.00	11%	$ 16,698.00	11%	$ 22,770.00	11%	$ 37,950.00	11%	$ 37,950.00	11%	$ 22,770.00	11%
NA Revenue	$ 1,518.00	1%	$ 1,518.00	1%	$ 2,070.00	1%	$ 3,450.00	1%	$ 3,450.00	1%	$ 2,070.00	1%
Food Revenue	$ 97,152.00	64%	$ 97,152.00	64%	$ 132,480.00	64%	$ 220,800.00	64%	$ 220,800.00	64%	$ 132,480.00	64%
TOTAL	**$151,800**	**100%**	**$151,800**	**100%**	**$207,000**	**100%**	**$345,000**	**100%**	**$345,000**	**100%**	**$207,000**	**100%**
COST OF SALES												
COGS Liquor	$ 7,104.24	26%	$ 7,104.24	26%	$ 9,687.60	26%	$ 16,146.00	26%	$ 16,146.00	26%	$ 9,687.60	26%
COGS Wine	$ 1,912.68	21%	$ 1,912.68	21%	$ 2,608.20	21%	$ 4,347.00	21%	$ 4,347.00	21%	$ 2,608.20	21%
COGS Beer	$ 4,174.50	25%	$ 4,174.50	25%	$ 5,692.50	25%	$ 9,487.50	25%	$ 9,487.50	25%	$ 5,692.50	25%
COGS NA	$ 379.50	25%	$ 379.50	25%	$ 517.50	25%	$ 862.50	25%	$ 862.50	25%	$ 517.50	25%
COGS Food	$ 27,202.56	28%	$ 27,202.56	28%	$ 37,094.40	28%	$ 61,824.00	28%	$ 61,824.00	28%	$ 37,094.40	28%
TOTAL	**$ 40,773.48**	**27%**	**$ 40,773.48**	**27%**	**$ 55,600.20**	**27%**	**$ 92,667.00**	**27%**	**$ 92,667.00**	**27%**	**$ 55,600.20**	**27%**
GROSS PROFIT	**$ 111,026.52**	**73%**	**$ 111,026.52**	**73%**	**$ 151,399.80**	**73%**	**$ 252,333.00**	**73%**	**$ 252,333.00**	**73%**	**$ 151,399.80**	**73%**
PAYROLL & RELATED BENEFITS												
Managers	$ 16,166.67	15%	$ 16,166.67	15%	$ 16,166.67	11%	$ 16,166.67	6%	$ 16,166.67	6%	$ 16,166.67	11%
Staff	$ 34,251.65	31%	$ 34,251.65	31%	$ 34,251.65	23%	$ 34,251.65	14%	$ 34,251.65	14%	$ 34,251.65	23%
Payroll Taxes & Benefits	$ 5,792.68	5%	$ 5,792.68	5%	$ 5,792.68	4%	$ 5,792.68	2%	$ 5,792.68	2%	$ 5,792.68	4%
Payroll Processing	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%
TOTAL	**$ 56,711.00**	**51%**	**$ 56,711.00**	**51%**	**$ 56,711.00**	**37%**	**$ 56,711.00**	**22%**	**$ 56,711.00**	**22%**	**$ 56,711.00**	**37%**
OTHER OPERATING EXPENSES												
Rent	$ 9,000.00	8%	$ 9,000.00	8%	$ 9,000.00	6%	$ 9,000.00	4%	$ 9,000.00	4%	$ 9,000.00	6%
Utility	$ 3,000.00	3%	$ 3,000.00	3%	$ 3,000.00	2%	$ 3,000.00	3%	$ 3,000.00	3%	$ 3,000.00	3%
Insurance	$ 1,200.00	1%	$ 1,200.00	1%	$ 1,200.00	1%	$ 1,200.00	1%	$ 1,200.00	1%	$ 1,200.00	1%
Repairs & Maintence	$ 1,000.00	1%	$ 1,000.00	1%	$ 1,000.00	1%	$ 1,000.00	1%	$ 1,000.00	1%	$ 1,000.00	1%
Trash Removal	$ 800.00	1%	$ 800.00	1%	$ 800.00	1%	$ 800.00	1%	$ 800.00	1%	$ 800.00	1%
Linens & Uniforms	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%
Décor	$ 400.00	0%	$ 400.00	0%	$ 400.00	0%	$ 400.00	0%	$ 400.00	0%	$ 400.00	0%
Credit Card Fee	$ 3,036.00	2%	$ 3,036.00	2%	$ 4,140.00	2%	$ 6,900.00	2%	$ 6,900.00	2%	$ 4,140.00	2%
Cleaning Expenses	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%
Phone/Internet/Computer	$ 700.00	1%	$ 700.00	1%	$ 700.00	0%	$ 700.00	1%	$ 700.00	1%	$ 700.00	1%
Kitchen Supplies	$ 250.00	0%	$ 250.00	0%	$ 250.00	0%	$ 250.00	0%	$ 250.00	0%	$ 250.00	0%
Office Supplies	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%
Legal/License/Permits	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%
Banking	$ 300.00	0%	$ 300.00	0%	$ 306.00	0%	$ 306.00	0%	$ 306.00	0%	$ 306.00	0%
Open Table	$ 300.00	0%	$ 300.00	0%	$ 350.00	0%	$ 350.00	0%	$ 350.00	0%	$ 350.00	0%
Travel Misc.	$ 150.00	0%	$ 150.00	0%	$ 150.00	0%	$ 150.00	0%	$ 150.00	0%	$ 150.00	0%
Professional Fees	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%
Due & Subsciptions	$ 750.00	1%	$ 750.00	1%	$ 750.00	0%	$ 750.00	1%	$ 750.00	1%	$ 750.00	1%
Equipment Leasing	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%
Public Relations & Marketing	$ 5,000.00	5%	$ 5,000.00	5%	$ 5,000.00	3%	$ 5,000.00	5%	$ 5,000.00	5%	$ 5,000.00	5%
Paper	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%
MISC	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%
TOTAL	**$ 33,886.00**	**30%**	**$ 33,886.00**	**30%**	**$ 35,046.00**	**22%**	**$ 37,806.00**	**25%**	**$ 37,806.00**	**25%**	**$ 35,046.00**	**28%**
NET PROFIT	**$ 20,429.52**		**$ 20,429.52**		**$ 59,642.80**		**$ 157,816.00**		**$ 157,816.00**		**$ 59,642.80**	

	Month 7	%	Month 8	%	Month 9	%	Month 10	%	Month 11	%	Month 12	%	YEAR END 1	%
COVERS BY MEAL PERIOD														
Lunch	575		575		750		750		750		750		8,300	27%
Dinner	1,075		1,075		1,500		1,500		3,000		3,000		22,300	73%
TOTAL	**1,650**		**1,650**		**2,250**		**2,250**		**3,750**		**3,750**		**30,600**	**100%**
AVERGAGE CHECK BY MEAL PERIOD														
Lunch	$ 37.00		$ 37.00		$ 37.00		$ 37.00		$ 37.00		$ 37.00		$ 37.00	40%
Dinner	$ 55.00		$ 55.00		$ 55.00		$ 55.00		$ 55.00		$ 55.00		$ 55.00	60%
TOTAL	**$ 92.00**		**$ 92.00**		**$ 92.00**		**$ 92.00**		**$ 92.00**		**$ 92.00**		**$ 92.00**	**100%**
SALES														
Liquor Revenue	$ 27,324.00	18%	$ 27,324.00	18%	$ 37,260.00	18%	$ 37,260.00	18%	$ 62,100.00	18%	$ 62,100.00	18%	$ 506,737.98	18%
Wine Revenue	$ 9,108.00	6%	$ 9,108.00	6%	$ 12,420.00	6%	$ 12,420.00	6%	$ 20,700.00	6%	$ 20,700.00	6%	$ 168,912.66	6%
Beer Revenue	$ 16,698.00	11%	$ 16,698.00	11%	$ 22,770.00	11%	$ 22,770.00	11%	$ 37,950.00	11%	$ 37,950.00	11%	$ 309,673.21	11%
NA Revenue	$ 1,518.00	1%	$ 1,518.00	1%	$ 2,070.00	1%	$ 2,070.00	1%	$ 3,450.00	1%	$ 3,450.00	1%	$ 20,498.22	1%
Food Revenue	$ 97,152.00	64%	$ 97,152.00	64%	$ 132,480.00	64%	$ 132,480.00	64%	$ 220,800.00	64%	$ 220,800.00	64%	$ 1,801,735.04	64%
TOTAL	**$151,800**	**100%**	**$151,800**	**100%**	**$207,000**	**100%**	**$207,000**	**100%**	**$345,000**	**100%**	**$345,000**	**100%**	**$ 2,815,211**	**100%**
COST OF SALES														
COGS Liquor	$ 7,104.24	26%	$ 7,104.24	26%	$ 9,687.60	26%	$ 9,687.60	26%	$ 16,146.00	26%	$ 16,146.00	26%	$ 131,754.22	26%
COGS Wine	$ 1,912.68	21%	$ 1,912.68	21%	$ 2,608.20	21%	$ 2,608.20	21%	$ 4,347.00	21%	$ 4,347.00	21%	$ 35,473.83	21%
COGS Beer	$ 4,174.50	25%	$ 4,174.50	25%	$ 5,692.50	25%	$ 5,692.50	25%	$ 9,487.50	25%	$ 9,487.50	25%	$ 77,420.75	25%
COGS NA	$ 379.50	25%	$ 379.50	25%	$ 517.50	25%	$ 517.50	25%	$ 862.50	25%	$ 862.50	25%	$ 7,040.75	34%
COGS Food	$ 27,202.56	28%	$ 27,202.56	28%	$ 37,094.40	28%	$ 37,094.40	28%	$ 61,824.00	28%	$ 61,824.00	28%	$ 504,486.92	28%
TOTAL	**$ 40,773.48**	**27%**	**$ 40,773.48**	**27%**	**$ 55,600.20**	**27%**	**$ 55,600.20**	**27%**	**$ 92,667.00**	**27%**	**$ 92,667.00**	**27%**	**$ 756,165.67**	**27%**
GROSS PROFIT	**$ 111,026.52**	**73%**	**$ 111,026.52**	**73%**	**$ 151,399.80**	**73%**	**$ 151,399.80**	**73%**	**$ 252,333.00**	**73%**	**$ 252,333.00**	**73%**	**$ 2,059,045**	**73%**
PAYROLL & RELATED BENEFITS														
Managers	$ 16,166.67	15%	$ 16,166.67	15%	$ 16,166.67	11%	$ 16,166.67	11%	$ 16,166.67	6%	$ 16,166.67	6%	$ 194,001.24	7%
Staff	$ 34,251.65	31%	$ 34,251.65	31%	$ 34,251.65	23%	$ 34,251.65	23%	$ 34,251.65	14%	$ 34,251.65	14%	$ 411,022.35	15%
Payroll Taxes & Benefits	$ 5,792.68	5%	$ 5,792.68	5%	$ 5,792.68	4%	$ 5,792.68	4%	$ 5,792.68	2%	$ 5,792.68	2%	$ 69,512.59	2%
Payroll Processing	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 6,000.04	0%
TOTAL	**$ 56,711.00**	**51%**	**$ 56,711.00**	**51%**	**$ 56,711.00**	**37%**	**$ 56,711.00**	**37%**	**$ 56,711.00**	**22%**	**$ 56,711.00**	**22%**	**$ 680,536.22**	**24%**
OTHER OPERATING EXPENSES														
Rent	$ 9,000.00	8%	$ 9,000.00	8%	$ 9,000.00	%	$ 9,000.00	6%	$ 9,000.00	4%	$ 9,000.00	4%	$ 108,000.61	25%
Utility	$ 3,000.00	3%	$ 3,000.00	3%	$ 3,000.00	2%	$ 3,000.00	2%	$ 3,000.00	1%	$ 3,000.00	1%	$ 36,000.28	8%
Insurance	$ 1,200.00	1%	$ 1,200.00	1%	$ 1,200.00	1%	$ 1,200.00	1%	$ 1,200.00	0%	$ 1,200.00	0%	$ 14,400.11	3%
Repairs & Maintence	$ 1,000.00	1%	$ 1,000.00	1%	$ 1,000.00	1%	$ 1,000.00	1%	$ 1,000.00	0%	$ 1,000.00	0%	$ 12,000.09	3%
Trash Removal	$ 800.00	1%	$ 800.00	1%	$ 800.00	1%	$ 800.00	1%	$ 800.00	0%	$ 800.00	0%	$ 9,600.07	2%
Linens & Uniforms	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 6,000.05	1%
Décor	$ 400.00	0%	$ 400.00	0%	$ 400.00	0%	$ 400.00	0%	$ 400.00	0%	$ 400.00	0%	$ 4,800.04	1%
Credit Card Fee	$ 3,036.00	2%	$ 3,036.00	2%	$ 4,140.00	2%	$ 4,140.00	2%	$ 6,900.00	2%	$ 6,900.00	2%	$ 56,304.24	13%
Cleaning Expenses	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 6,000.05	1%
Phone/Internet/Computer	$ 700.00	1%	$ 700.00	1%	$ 700.00	0%	$ 700.00	0%	$ 700.00	0%	$ 700.00	0%	$ 8,400.06	2%
Kitchen Supplies	$ 250.00	0%	$ 250.00	0%	$ 250.00	0%	$ 250.00	0%	$ 250.00	0%	$ 250.00	0%	$ 3,000.02	1%
Office Supplies	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 6,000.05	1%
Legal/License/Permits	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 18,000.14	4%
Banking	$ 306.00	0%	$ 306.00	0%	$ 306.00	0%	$ 306.00	0%	$ 306.00	0%	$ 306.00	0%	$ 3,660.04	1%
Open Table	$ 350.00	0%	$ 350.00	0%	$ 350.00	0%	$ 350.00	0%	$ 350.00	0%	$ 350.00	0%	$ 4,100.03	1%
Travel Misc.	$ 150.00	0%	$ 150.00	0%	$ 150.00	0%	$ 150.00	0%	$ 150.00	0%	$ 150.00	0%	$ 1,800.01	0%
Professional Fees	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 18,000.14	4%
Due & Subsciptions	$ 750.00	1%	$ 750.00	1%	$ 750.00	0%	$ 750.00	0%	$ 750.00	0%	$ 750.00	0%	$ 9,000.07	2%
Equipment Leasing	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 18,000.14	4%
Public Relations & Marketing	$ 5,000.00	5%	$ 5,000.00	5%	$ 5,000.00	3%	$ 5,000.00	3%	$ 5,000.00	2%	$ 5,000.00	2%	$ 60,000.45	14%
Paper	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 500.00	0%	$ 6,000.05	1%
MISC	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 1,500.00	1%	$ 18,000.14	4%
TOTAL	**$ 33,942.00**	**30%**	**$ 33,942.00**	**30%**	**$ 35,046.00**	**16%**	**$ 35,046.00**	**22%**	**$ 37,806.00**	**14%**	**$ 37,806.00**	**14%**	**$ 427,066.85**	**15%**
NET PROFIT	**$ 20,373.52**		**$ 20,373.52**		**$ 59,642.80**		**$ 59,642.80**		**$ 157,816.00**		**$ 157,816.00**	**36%**	**$ 951,442.26**	**34%**

LABOR ASSUMPTIONS

Hourly Employees

	Rate	Hours/ Shift	Shifts/ Week	Weeks/ Month	Quantity (FTE)	Daily Payroll	Weekly Payroll	Monthly Payroll	Annual Payroll	Tax%	Weekly tax and benefits	Monthly tax and benefits
Bartender	$9.00	8.0	0	4.3	0.0	$0.00	$0.00	$0.00	$0.00	11%	$0.00	$0.00
Barback	$9.00	8.0	0	4.3	0.0	$0.00	$0.00	$0.00	$0.00	11%	$0.00	$0.00
Server	$9.00	6.0	0	4.3	0.0	$0.00	$0.00	$0.00	$0.00	11%	$0.00	$0.00
Bussers	$9.00	6.5	0	4.3	0.0	$0.00	$0.00	$0.00	$0.00	11%	$0.00	$0.00
Hostess/Ambassador	$15.00	7.0	0	4.3	0.0	$0.00	$0.00	$0.00	$0.00	11%	$0.00	$0.00
Cook	$13.00	8.0	0	4.3	0.0	$0.00	$0.00	$0.00	$0.00	11%	$0.00	$0.00
Dishwasher	$9.00	0.0	0	4.3	0.0	$0.00	$0.00	$0.00	$0.00	11%	$0.00	$0.00
Total Hourly						$0.00	$0.00	$0.00	$0.00	$0.77	$0.00	$0.00

Salary Employees

	Shifts/ Week	Weeks/ Month	Quantity (FTE)	Daily Payroll	Weekly Payroll	Monthly Payroll	Annual Payroll/ Health	Tax & Bene fits %	Weekly tax and benefits	Monthly tax and benefits
Chef	6	4.3	1.00	$387.60	$1,162.79	$5,000.00	$60,000.00	15%	$174.42	$750.00
General Manager	6	4.3	0.37	$419.90	$1,259.69	$5,416.67	$65,000.00	15%	$188.95	$812.50
Assistant Manager	6	4.3	1.00	$239.02	$717.05	$3,083.33	$37,000.00	15%	$107.56	$462.50
Admin	6	4.3	1.00	$206.72	$620.16	$2,666.67	$32,000.00	15%	$93.02	$400.00
Total Salary				$1,253.23	$3,759.69	$16,166.67	$194,000.00		$470.93	$2,025.00

| **Total Salaries and Wages** | | | | | $3,759.69 | $16,166.67 | $194,000.00 | | $470.93 | $2,025.00 |

PROJECTED INCOME SUMMARY


$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
SALES
COST OF SALES
GROSS PROFIT
PAYROLL & RELATED BENEFITS
OTHER OPERATING EXPENSES
NET INCOME

	Year 1		Year 2	%	Year 3	%	Year 4	%	Year 5	%
SALES	$ 2,815,200	100%	$ 3,096,732	100%	$ 3,313,503	100%	$ 3,479,178	100%	$ 3,583,553	100%
COST OF SALES	$ 756,166	27%	$ 831,781	27%	$ 890,005	27%	$ 934,505	27%	$ 962,540	27%
GROSS PROFIT	$ 2,059,045	73%	$ 2,264,951	73%	$ 2,423,498	73%	$ 2,544,673	73%	$ 2,621,013	73%
PAYROLL & RELATED BENEFITS	$ 680,536	24%	$ 748,585	24%	$ 800,985	24%	$ 841,034	24%	$ 866,264	24%
OTHER OPERATING EXPENSES	$ 426,504	15%	$ 437,166	14%	$ 448,086	14%	$ 459,276	13%	$ 470,747	13%
NET INCOME	$ 951,422	34%	$ 1,079,200	35%	$ 1,174,427	35%	$ 1,244,363	36%	$ 1,284,002	36%